                                                              Page 1 of 16 Pages
                                                        Exhibit Index on Page 14







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended JANUARY 1, 2002 to DECEMBER 31, 2002
                          ----------------   -----------------


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number , 0-11174

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN
                            (Full title of the Plan)

                        WARWICK VALLEY TELEPHONE COMPANY
                                 47 Main Street
                                  P.O. Box 592
                             Warwick, New York 10990
                     (Address of principal executive office)

           (Name of Issuer and address of principal executive office)

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

              INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

                                                                                     PAGE
                                                                                     ----
         Report of Independent Public Accountants                                        3

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,                                 4
          as of December 31, 2002 and 2001

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,                      5
          For the Years Ended December 31, 2002, 2001 and 2000

         Notes to Financial Statements                                                6-11

         Schedule of Assets Held for Investment Purposes
          as of December 31, 2002                                                       12

         Signatures                                                                     13

         Exhibit Index                                                                  14

         Consent Form                                                                   15

         Certification                                                                  16

June 19, 2003



To the Benefits Committee
Warwick Valley Telephone Company
 401(k) Plan
P.O. Box 592
Warwick, New York  10990


                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years ended December 31, 2002, 2001 and 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits, for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                     WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2002 AND 2001

                                                                                             2002                  2001
                                                                                         -----------           -----------
Investments, at fair value:

  Cash Equivalents (Money Market Fund)                                                   $ 1,925,279           $ 1,254,268
  Warwick Valley Telephone Company Stock                                                   5,168,368             5,295,980
  Registered Investment Companies                                                          3,658,254             3,858,868
                                                                                         -----------           -----------
                                                                                          10,751,901            10,409,116
Participant Loan Receivables                                                                 274,890               219,123
                                                                                         -----------           -----------
                               TOTAL ASSETS                                               11,026,791            10,628,239
                                                                                         -----------           -----------
     NET ASSETS AVAILABLE FOR BENEFITS                                                   $11,026,791           $10,628,239
                                                                                         ===========           ===========



The accompanying notes are an integral part of these financial statements.

                     WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                       2002                 2001                  2000
                                                                   -----------           -----------           -----------
ADDITIONS:

Additions to net assets attributed to:
  Net appreciation (depreciation) in fair
   value of investments                                            $   (25,900)          $ 1,194,554           $(1,058,595)
  Participant loan interest income                                      18,465                18,728                10,625
  Interest and dividends                                               229,025               289,161               483,368
                                                                   -----------           -----------           -----------
                                                                       221,590             1,502,443              (564,602)
                                                                   -----------           -----------           ------------
Contributions:
  Participants'                                                        572,497               586,071               566,561
  Employer's                                                           406,761               426,815               388,636
  Other                                                                  5,912                10,585                24,369
                                                                   -----------           -----------           -----------
                                                                       985,170             1,023,471               979,566
                                                                   -----------           -----------           -----------
                TOTAL ADDITIONS                                      1,206,760             2,525,914               414,964
                                                                   -----------           -----------           -----------

DEDUCTIONS:

Deductions from net assets attributed to:
  Benefits paid to participants                                        808,208               372,881               446,933
                                                                   -----------           -----------           -----------
                TOTAL DEDUCTIONS                                       808,208               372,881               446,933
                                                                   -----------           -----------           -----------
                   NET INCREASE (DECREASE)                             398,552             2,153,033               (31,969)

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                                 10,628,239             8,475,206             8,507,175
                                                                   -----------           -----------           -----------
                    END OF YEAR                                    $11,026,791           $10,628,239           $ 8,475,206
                                                                   ===========           ===========           ===========



   The accompanying notes are an integral part of these financial statements.

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF PLAN

         The following description of the Warwick Valley Telephone Company ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

         The Plan is a defined contribution plan covering all eligible employees of the Company who are scheduled to work 1,000 hours per year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS

         Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, as well as the stock of the Company, as investment options for participants. The Company will match 100% of each participant's contributions, subject to certain limitations. The matching contributions range from 6% to 9% of the annual compensation of eligible participants. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

       PARTICIPANT ACCOUNTS

         Each participant's account is updated daily to reflect activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.

       VESTING

         Participant accounts are fully vested and nonforfeitable at all times.

       PARTICIPANT LOANS

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested. The interest rate does not change for the duration of the loan. Principal and interest is paid ratably through monthly payroll deductions.

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF PLAN (CONTINUED)

       PAYMENT OF BENEFITS

         On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant's beneficiary may receive the value of the vested interest in the participant's account as a lump-sum distribution.

         If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an "in-kind" distribution or take the stock as cash. "In-kind" distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

       WITHDRAWALS

         Participants may make withdrawals under the hardship provisions of the Plan while still employed by the Company.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

         The accompanying financial statements of the Plan have been prepared on the accrual method of accounting. Contributions due from the Company are recorded on the cash basis, as the weekly remittance of contributions to the Plan results in a negligible amount being due at the end of any month.

       ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Prior year amounts have been restated to conform to the current year presentation.

       RISKS AND UNCERTAINTIES

         The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, as well as the stock of Warwick Valley Telephone Company. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and the Company's common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is traded on the NASDAQ.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest and dividends include distributions from the investments in mutual funds, interest from the money market fund and dividends from the Company stock.

       PLAN EXPENSES

         Expenses related to the administration of the Plan have been paid by the Company. These costs represent professional services and amounted to approximately $49,525, $41,000 and $45,000, for the years ending December 31, 2002, 2001 and 2000, respectively.

3.     INVESTMENTS

       As of December 31, 2002, participants could invest their funds in the following investment vehicles:

           SCHWAB INSTITUTIONAL ADVANTAGE MONEY MARKET FUND

             A fund that purchases short-term bonds from a diversified selection of government entities and businesses including utilities, energy, financial, durables, staples, services, retail, health and technology.

           WARWICK VALLEY TELEPHONE COMPANY COMMON STOCK FUND

             The fund invests entirely in common stock of Warwick Valley Telephone Company.

           FIDELITY MAGELLAN FUND

             This fund seeks capital appreciation. The fund invests primarily in common stocks and convertible securities, with up to 20% of assets invested in debt securities of all types and qualities. It features domestic corporations operating primarily in the U.S., domestic corporations that have significant activities and interests outside the U.S., and foreign companies.

           FIDELITY GROWTH AND INCOME FUND

             This fund seeks long-term growth, current income and growth of income, consistent with reasonable investment risk. The fund invests primarily in dividend-paying common stocks with growth potential.

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.  INVESTMENTS (CONTINUED)

           FIDELITY PURITAN FUND

             This fund seeks income consistent with preservation of capital. This fund invests in a diversified array of high-yielding securities such as common stocks, preferred stocks and bonds. The fund may purchase foreign securities, zero-coupon bonds and indexed securities.

           FREMONT BOND FUND

             This fund seeks total return consistent with preservation of capital. The fund ordinarily invests at least 65% of assets in debt securities, such as U.S. and foreign government obligations, domestic and foreign corporate debt and mortgage and asset-backed securities.

           VANGUARD WELLINGTON FUND

             This fund seeks conservation and reasonable income. The fund normally invests 60% to 70% of assets in common stocks and convertible securities. It typically invests the balance of assets in investment-grade corporate debt and U.S. government obligations. The fund may invest up to 10% of assets in foreign securities.

           VANGUARD U.S. GROWTH FUND

             This fund seeks long-term growth of capital. The fund invests primarily in common stocks and convertible securities issued by established U.S. companies. In selecting investments, the advisor emphasizes companies that it believes to have exceptional growth records, strong market positions, reasonable financial strength and relatively low sensitivity to changing economic conditions.

           WELTZ VALUE FUND

             This fund seeks capital appreciation, current income is secondary. The fund invests primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values. The fund may invest in foreign securities and securities that are not readily marketable. It may also write covered call options.

           INVESCO DYNAMICS FUND

             This Fund seeks capital appreciation by investing primarily in common stocks of domestic companies.

           OPPENHEIMER INTERNATIONAL GROWTH  FUND

             Oppenheimer International Growth Fund seeks capital appreciation. The fund normally invests at least 65% of assets in foreign equities; it typically invests in at least three foreign countries, including emerging-market nations.

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.  INVESTMENTS (CONTINUED)

           PILGRIM GNMA INCOME FUND

             Pilgrim GNMA Income Fund seeks current income consistent with liquidity and safety of principal. The fund normally invests at least 80% of assets in Government National Mortgage Association (GNMA) certificates.

           STATE STREET RESEARCH AURORA FUND

             State Street Research Aurora Fund seeks high total return. The fund normally invests at least 65% of assets in small company value stocks. It invests in companies that appear to be trading below their true worth. The fund normally invests in convertible securities, warrants, common and preferred stocks.

         The fair value of investments as of December 31, 2002 and 2001 are as follows:

                                                                                        12/31/02              12/31/01
                                                                                      -----------           -----------
           Schwab Money Market Fund                                                   $ 1,925,279*          $ 1,254,268*
           Warwick Valley Telephone Company
             Common Stock                                                               5,168,368*            5,295,980*
           Fidelity Magellan Fund                                                         850,824*            1,141,370*
           Fidelity Growth and Income Fund                                                695,507*              938,019*
           Fidelity Puritan Fund                                                          197,403               306,193
           Fremont Bond Fund                                                              278,934               182,060
           Vanguard Wellington Fund                                                       292,262               271,167
           Vanguard U.S. Growth Fund                                                      255,411               340,039
           Weitz Value Fund                                                               515,671               544,619*
           Invesco Dynamics Fund                                                           16,984                 8,631
           Oppenheimer Int'l Growth Fund                                                   18,496                 5,425
           Pilgrim GNMA Income Fund                                                       286,977                27,204
           State Street Research Aurora Fund                                              249,785                94,141
                                                                                      -----------           -----------
                             TOTAL INVESTMENTS                                        $10,751,901           $10,409,116
                                                                                      ===========           ===========

             *Individual investments representing 5% or more of the Plan's net assets.

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2002 as follows:

           Mutual Funds                                                               $  (819,901)          $  (418,464)
           Warwick Valley Telephone Company Common Stock                                  794,001             1,613,018
                                                                                      -----------           -----------
                                                                                      $   (25,900)          $ 1,194,554
                                                                                      ===========           ===========

4.  FEDERAL INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Accordingly, the Plan is exempt from paying income taxes.

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

5.  PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to have a non forfeitable interest in their Plan account.

6.  RELATED PARTY TRANSACTIONS

         Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the Trustee are provided by the Company without charge to the Plan. The Plan has certain investments that qualify as party-in-interest investments. These would consist of the Plan's investments in the Warwick Valley Telephone Company Common Stock and the Schwab Money Market Fund, as the Charles Schwab Trust Company is a trustee for the Plan.

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2002

                                 EIN: 14-1160510
                                     PN: 006

                                                                                         NUMBER OF               MARKET
                                                                                          SHARES                 VALUE
                                                                                        -----------           --------
   Cash Equivalents:

    *Schwab Money Market Fund                                                             1,925,279           $ 1,925,279

   Common Stock:

    *Warwick Valley Telephone Company                                                        74,365             5,168,368

   Investments in Registered Investment Companies:

     Fidelity Magellan Fund                                                                  10,775               850,824
     Fidelity Growth and Income Fund                                                         22,946               695,507
     Fidelity Puritan Fund                                                                   12,502               197,403
     Fremont Bond Fund                                                                       26,795               278,934
     Vanguard Wellington Fund                                                                11,900               292,262
     Vanguard U.S. Growth Fund                                                               21,178               255,411
     Weitz Value Fund                                                                        18,470               515,671
     Invesco Dynamics Fund                                                                    1,593                16,984
     Oppenheimer Int'l Growth Fund                                                            1,693                18,496
     Pilgrim GNMA Income Fund                                                                31,816               286,977
     State Street Research Aurora Fund                                                        9,682               249,785
                                                                                                              -----------
                                                                                                                3,658,254
   Participant Loans:

     Participant loan accounts (rates 5.75%-10.50%)
      (Maturities range from 2003-2007)                                                                           274,890
                                                                                                              -----------
                     TOTAL INVESTMENTS                                                                        $11,026,791
                                                                                                              ===========

   *Denotes party-in-interest








  The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, The Trustee, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                  Warwick Valley Telephone Company 401(k) Plan

                             By: /s/ Colleen Shannon
                                ----------------------------------
                                Colleen Shannon Plan Administrator

Date: June 26, 2003

                                  EXHIBIT INDEX

EXHIBIT NUMBER       EXHIBIT
--------------       -------

      23             Consent of Independent Public Accountants (Filed herewith)

      99 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.